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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                              LINDBERG CORPORATION
                              --------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   5351 71 102
                                 --------------
                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 26, 1997
             -------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                              THERE ARE NO EXHIBITS
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CUSIP NO.  5351 71 102

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of
     Above Person           IRA SOCHET        .
                 -----------------------------

2.   Check the Appropriate Box if a Member of a Group

                  (a)                     (b)                       .
                     -------------------     -----------------------

3.   SEC Use Only                                                             .
                 -------------------------------------------------------------

4.   Source of Funds     PF, OO .
                    ------------

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                             .
                 -------------------------------------------------------------

6.   Citizenship or Place of Organization      UNITED STATES    .
                                         -----------------------

     Number of           7. Sole Voting Power          704,300      .
                                             -----------------------
     Shares

     Beneficially        8. Shared Voting Power        -0-          .
                                               ---------------------
     Owned by Each

     Reporting           9. Sole Dispositive Power     704,300      .
                                                  ------------------
     Person With
                         10. Shared Dispositive Power   -0-         .
                                                     ---------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        704,300 .
     -----------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                               .
           ---------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      14.6         .
                                                       -------------------

14.  Type of Reporting Person            IN                               .
                             ---------------------------------------------







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     This amendment to Schedule 13D (the "Amendment") is filed as the fifth amendment to the Statement on Schedule 13D, dated September 8, 1997 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on September 8, 1997, the Reporting
Person beneficially owned an aggregate of 704,300 shares of Common Stock, which constituted approximately 14.6 percent of the 4,808,966 shares of Common Stock outstanding on August 8, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                              APPROXIMATE PRICE
                       NUMBER OF                  PER SHARE
     DATE           SHARES PURCHASED       (INCLUDING COMMISSIONS)
     ----           ----------------       -----------------------

   08/26/97             14,000                  $10 25/32
   08/26/97             30,000                  $10 25/32
   08/29/97              4,500                  $10 25/32


     (d) Not applicable.

     (e) Not applicable.







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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 1997

                                                 /s/ IRA SOCHET
                                                 -----------------------------
                                                     Ira Sochet







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